Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP TO PRESENT AN UPDATE ON ITS 5-YEAR PLAN AND

TO HOLD A MANAGEMENT PRESENTATION AT ITS 2022 INVESTOR AND ANALYST DAY IN FLORIDA

Valcourt, Québec, Canada, June 7, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) will host a live webcast from Florida as part of its 2022 Investor and Analyst Day on Wednesday, June 15, 2022 at 8:00 a.m. (EDT). José Boisjoli, President and Chief Executive Officer, Sébastien Martel, Chief Financial Officer, as well as the other members of the Management Committee will discuss BRP’s current activities and present an update on its Mission 25 (M25) 5-year plan and its related financial targets. They will also address questions from analysts and investors in the room.

Interested participants may access the live webcast on a listen-only basis:

Date and time:	Wednesday, June 15, 2022 at 8:00 a.m. (EDT)

Webcast:	Access the webcast by clicking here

Access to the presentation will be available on June 15, 2022 on www.brp.com.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com